UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32574

CUSIP NUMBER 381047 10 9

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GOLDEN GATE HOMES, INC.
Full Name of Registrant

Former Name if Applicable

P.O. BOX 2490
Address of Principal Executive Office (Street and Number)

NAPA, CALIFORNIA 94558
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2013 within the prescribed time period because it needs additional time to complete the presentation of its financial statements, and the analysis thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

TIM WILKENS	(707)	255-9890
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GOLDEN GATE HOMES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name

Date: November 14, 2013	By:	/s/ Tim Wilkens
Tim Wilkens
Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

ADDENDUM

PART IV - OTHER INFORMATION

(3)

Comparison of Nine Months Ended September 30, 2013 and 2012

For the nine months ended September 30, 2013, we had a net loss of approximately $285,168, compared to a net loss of $12,893 for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, we incurred approximately $480,215 of general and administrative expenses, compared to $31,077 of general and administrative expenses for the nine months ended September 30, 2012.  This increase in expenses is reflective, in part, of the Company's increased activity as it attempts to put its new business plan into effect.

Comparison of Three Months Ended September 30, 2013 and 2012

For the three months ended September 30, 2012, we had a net loss of approximately $174,976, compared to a net loss of $6,818 for the three months ended September 30, 2012.  For the three months ended September 30, 2013, we incurred approximately $346,985 of general and administrative expenses as compared to the three months ended September 30, 2012, when we incurred $7,900 of general and administrative expenses.